

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2025

Craig A. Lampo
Senior Vice President and Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

      Re: Amphenol Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2024
          Filed February 7, 2025
          File No. 001-10879

Dear Craig A. Lampo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing